Filed by: The Williams Companies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Barrett Resources Corporation
                                                    Commission File No. 1-13446

                                                                   June 12, 2001



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News Release

NYSE:WMB

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Date:             June 12, 2001

Contact:            Kathleen Eccleston-Bickell                Rick Rodekohr                      Richard George
                    Williams (media relations)                Williams (investor relations)      Williams (investor relations)
                    (918) 573-1316                            (918) 573-2087                     (918) 573-3679
                    kathleen.eccleston-                       rick.rodekohr@williams.com         richard.george@williams.com
                    bickell@williams.com
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      Williams Accepts Shares in Tender Offer for Barrett Resources,
                       Announces Preliminary Results

          TULSA, Okla. - Williams (NYSE: WMB) announced today that it has accepted for purchase 16,730,502 shares of common stock of Barrett Resources Corporation (NYSE: BRR) tendered in its offer, which expired at midnight Eastern time on Monday, June 11. The shares accepted represent approximately 50 percent of the approximately 33.5 million Barrett shares outstanding prior to the offer.

          The preliminary count by the depositary for the tender offer indicated that 21,128,300 Barrett Resources shares were validly tendered and not withdrawn. In addition, the preliminary count by the depositary indicated that an additional 13,672,869 Barrett Resources shares were tendered pursuant to notices of guaranteed delivery.

          As more than 50 percent of the outstanding Barrett shares were tendered, Williams will purchase shares tendered on a pro rata basis. The determination of the portion of each Barrett stockholder's shares tendered to be purchased is subject to confirmation and the proper delivery of all shares tendered pursuant to the guaranteed delivery procedure and the final proration factor is expected to be announced later this week. Payment for shares accepted for purchase and return of all shares tendered but not accepted for purchase as a result of proration will occur as soon as practicable.

          On May 7, Williams signed a definitive merger agreement with Barrett. Terms of that agreement included a cash tender offer by Williams for 16,730,502 shares of Barrett common stock at $73 per share net in cash. Completion of the tender offer was subject to satisfaction of certain conditions, including valid tenders of a minimum of 16,730,502 shares of Barrett common stock. The tender offer will be followed by a merger in which each remaining share of Barrett Resources common stock, other than shares held by Williams or its subsidiaries, will be exchanged for 1.767 shares of Williams common stock. Barrett stockholders will receive cash in lieu of fractional Williams shares.

          Williams plans to file a registration statement on Form S-4 registering the shares to be issued in the merger within the next two weeks. Once the registration statement is declared effective by the Securities and Exchange Commission, Barrett will schedule a stockholders meeting to approve the merger. That meeting is expected to take place approximately 30 days after the registration statement is declared effective. The merger will take place shortly following the meeting. Williams expects to close in the third quarter of 2001.

Additional Information

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. It does not constitute an offer of sale of securities. Shareholders of Barrett and other investors are urged to read the proxy statement/prospectus, when available, that will be included in the registration statement on Form S-4 to be filed by Williams in connection with the second-step merger. These materials will contain important information about Barrett, Williams, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.

In addition to the registration statement and the proxy statement/prospectus to be filed in connection with the merger, Williams and Barrett file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Barrett Resources or Williams at the SEC Public Reference Rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Williams' and Barrett's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and these other documents may also be obtained from Williams by directing a request through the investor relations portion of Williams' website at www.williams.com or by mail to Williams, One Williams Center, 50th Floor, Tulsa, Okla., 74172,
Attention: Investor Relations, Telephone: (800) 600-3782.

About Williams (NYSE: WMB)

Williams, through its subsidiaries, connects businesses to energy, delivering innovative, reliable products and services. Williams information is available at www.williams.com.
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Portions of this document may constitute "forward-looking statements" as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company's annual reports filed with the Securities and Exchange Commission.